Exhibit 4.21

[Translation from Hebrew Original]

Agreement

Composed and signed in Rosh Ha’Ayin on ______Month __________ 2003

Between

Blue Square - Israel Ltd.

Public Company No. 52-004284-7
2 Amal St. Rosh Ha’Ayin
(hereinafter: “Blue Square”)

On One Side

And

Blue Square Chain (Hyper-Hyper) Ltd.

Public Company No. 52-003667-4
2 Amal St. Rosh Ha’Ayin
(hereinafter: “Hyper-Hyper”)

On the Other Side

Since	Blue Square, only, has invested in the construction and development of an electronic trade site, named BLUECENTER, as defined below,

And Since	Blue Square has been operating and running the BLUECENTER site;

And Since	Blue Square is the owner of any title, including copyright and trade secrets, related to BLUECENTER;

And Since	BLUECENTER has been serving customers of both the Hyper-Hyper chain’s stores and the Blue Square chain’s stores;

And Since	Both sides are interested in an agreement that would settle the issue of usage fee payments, paid by Hyper-Hyper to Blue Square for using the BLUECENTER site, all as detailed in the agreement below;

Therefore, it was declared and stipulated and agreed between the parties as follows:

1.	Preface and Appendices
	1.1	The preface to this agreement is an inseparable part of the agreement.

	1.2	The headings of clauses are for convenience only, and will not be used for the sake of any kind of interpretation of the agreement.

	1.3	Definitions:
BLUECENTER SITE - is a chain store designed for shopping from home. It allows purchasing grocery products and other products sold in the branches of the Blue Square chain and of the Hyper-Hyper chain.

The service offered to the customer who places an order with the BLUECENTER, either through the internet, fax or phone, includes, among other things, the following services: assembling the products ordered, packing them in cardboard boxes and supplying (shipping) them from one of Blue Square’s and/or Hyper-Hyper stores, which runs the ordering service, to the ordering customer’s home.

Service Center - a service center that offers the customers services for the BLUECENTER site, to place orders by telephone or facsimile.

2.	Service Period
It is agreed that this service will be valid for the period of 5 years, starting January 1, 2002 and terminating December 31, 2006, and by the end of this period will be extended each time for a period of one more year. The agreement may be terminated during the extension period, upon notification of one of the parties accordingly, in writing, 60 days in advance.

3.	Compensation
In exchange for using the BLUECENTER site, the predicate of this agreement, Hyper-Hyper agrees to pay its share in all costs and expenses related to the operation of the BLUECENTER site, as detailed below:

	3.1	Payment for Investment in the BLUECENTER site and development and maintenance costs of the BLUECENTER site

Since the investment in development and construction of the BLUECENTER site was paid by Blue Square, as specified in the preface to this agreement, Hyper-Hyper will pay Blue Square, on a monthly basis, its share in the amortization expenses on the investment for the period of 5 years, carrying an On Call interest rate, as well as regular maintenance and development costs regarding both hardware and software, based on the ratio between total sales of the Hyper-Hyper branches against the total sales of the Blue Square and Hyper-Hyper branches together.

	3.2	Payment of regular operation costs as per indirect costs (such as: site manager’s salary and service center’s hub operation costs)

Hyper-Hyper will pay the Blue Square its share in regular and indirect operation costs, as set by the ratio between the total sales in Hyper-Hyper branches that supply the ordering service through the on-line service, and the total sales of both Blue Square and Hyper-Hyper branches that supply the orders through the on-line service.

	3.3	Incomes and Payments of Direct Costs

Incomes and all other costs such as: salaries, packing, shipments, communication etc., caused to Blue Square and Hyper-Hyper, will be related to each company whose branches have performed the sale to the customers of the BLUECENTER site.

4.	Passing Rights
4.1

It is agreed that Hyper-Hyper is not allowed to pass and/or forward its rights as of the predicate of this agreement and/or any part of it and/or bestow on any 3rd party the right to use the BLUECENTER site, either subject to payment or without payment, for any purpose whatsoever.

5.	Validity of Agreement
It is agreed by both parties that the validity of this agreement is subject to the requisite approval procedures existing in both companies.

6.	Miscellaneous
6.1

This agreement faithfully reflects everything that was agreed and is agreed between the parties, and it replaces and nullifies any other presentation, understanding and/or agreement made between the parties prior to signing this agreement.

6.2

Any change and/or modification of this agreement and/or of any of its terms and/or waive of any right by any of the parties, will only be valid if made in advance in writing and signed by both parties.

	6.3	Non-activation, either generally or on date, of any of the rights of any of the parties according to this agreement and/or by law of justice, will not be considered as a waive of that right.

7.	Notices
7.1

The addresses of both parties for the purpose of sending notices as per this agreement are as listed in the preface of this agreement, unless any of the parties has notified the other, as specified above, of a change of address.

7.2

Any notice sent by one party to the other shall be deemed to have reached its destination within seventy two (72) hours from the time of its delivery regarding mail through a registered mail via a post office and confirmation of the post authority regarding the transmittal will be considered a conclusive evidence of the above. Notices sent by fax (with confirmation of transmittal) or delivered personally will be regarded as if received upon their delivery or transmittal.

The parties have hereby signed in evidence of the above:

/s/	/s/

Blue Square - Israel Ltd.	Blue Square Chain (Hyper-Hyper) Ltd.